

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2011

Jack E. Salmon
President and Chief Financial Officer
Independence Realty Trust, Inc.
Cira Centre, 2929 Arch Street
Philadelphia, PA 19104

> **Re: Independence Realty Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed April 8, 2011**
> **File No. 333-173391**

Dear Mr. Salmon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

2.   Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT,

Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust III, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact to the division's Office of Mergers and Acquisitions.

4.   We note that you are registering $1,095,000,000 worth of shares of your common stock. Please confirm to us that you reasonably expect to offer and sell this amount in the next two years. Refer to Rule 415(a)(2).

5.   Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

6.   Please provide us with copies of relevant portions of any study, report, chart or book that you cite or on which you rely. Please mark the materials to specifically identify the portions that support your disclosure.

7.   Please advise us why you believe Item 506 of Regulation S-K disclosure is not required.

Organizational Structure, page 13

8.   Please provide an equivalent table showing the structure assuming the minimum offering is raised.

Distributions, page 22

9.   We note that you may fund your distributions out of the offering proceeds. Please add risk factor disclosure to address the related risks, including the effect it would have on cash available for investing purposes and the potential dilutive effects on subsequent investors.

Supply, page 96

10.   Please file a consent for the projection provided by Marcus & Millichap or advise us why you believe Rule 436 is not applicable.

Initial Portfolio, page 98

11.   With respect to your capitalization rate disclosure, please disclose how you determine the assumptions you use for occupancy, average rent and property expenses in determining first year net operating income.

12.   Please disclose, if accurate, that your sponsor acquired these properties from borrowers in connection with loan defaults. If so, please disclose the date the sponsor acquired each property the amounts outstanding on the underlying loan at the time the property was acquired, and any other cash consideration paid.

Listing or Liquidation Policy, page 114

13.   Please revise to explicitly address the benefits your advisor would receive in pursuing
        listing over liquidation, such as the subordination participation upon a listing.

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

k. Earnings Per Share, page F-10

14.   Tell us how you determined you were not required to present earnings per share. Cite
        any relevant accounting literature in your response.

The Initial Portfolio

General

15.   Explain to us how you determined it would be appropriate to present combined
        financial statements of your initial portfolio rather than presenting separate financial
        statements of each property in accordance with Rule 3-14 of Regulation S-X. Cite
        any relevant accounting literature in your response.

Unaudited Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Consolidated Statements of Operations , page F-22

16.   Tell us why your income statement presentation does not include pro forma earnings
        per share.

Notes to Unaudited Pro Forma Financial Information

Note (D), page F-23

17.   Explain to us how you determined that the excess of the agreed upon contribution
        value over the carry over basis of the contributed properties should be accounted for
        as a reduction to non-controlling interest. Cite any relevant accounting literature in
        your response.

Note (G), page F-24

18.   Tell us the factual basis for your adjustment for general and administrative expenses.
        Reference is made to Rule 11-02 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551- 3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Assistant Director

cc: Jason W. Goode
        Lesley H. Solomon
        Alston & Bird LLP
        (*via facsimile*)